Exhibit 99.11

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: +33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, November 2, 2010
Total appoints Sonia Sikorav Chief Purchasing Officer
Sonia Sikorav, 53, is a graduate of École Normale Supérieure and an associate professor of Physical Sciences. She holds a PhD in Physical Chemistry and an MSM from the MIT Sloan School of Management (Sloan Fellow Program).
Ms. Sikorav began her career at Rhône-Poulenc, where she held various positions between 1982 and 1991, most notably as assistant to the head of chemicals research.
She then joined Saint-Gobain, where she successively managed industrial development and steel operations for the technical ceramics business, later becoming head of companies in two branches: ceramics and plastics, and packaging. In 2000, she was tasked with creating and heading Saint-Gobain’s new Purchasing Department.
In 2005, Ms. Sikorav became Senior Vice President, Products and Strategy for Alstom Transport. In 2007, she joined an executive recruitment firm as a senior consultant specializing in industry and procurement.
Sonia Sikorav became a member of Total’s Corporate Purchasing management team in early October and will replace Jean Bié as Senior Vice President of the Department effective January 1, 2011.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com